October 18, 2013

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	ACCELERATION OF EFFECTIVENESS REQUEST
HCIM Trust (the “Trust”)
File Nos.: 333-190020 and 811-22871

Ladies and Gentlemen:

On behalf of the undersigned and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effectiveness of Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A, filed herewith, with respect to its series Hatteras PE Equity Intelligence Fund and Hatteras Disciplined Opportunity Fund, be accelerated to October 18, 2013 or as soon as practicable thereafter.  If you have any questions, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at 414-765-5586 or michael.barolsky@usbank.com.

Very truly yours,

HCIM Trust

/s/ J. Michael Fields
J. Michael Fields
Secretary

Hatteras Capital Distributors, LLC
principal underwriter for HCIM Trust

/s/ J. Michael Fields
J. Michael Fields
Chief Operating Officer